EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2004

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Stock Exchange Release	28 July 2004 at 10.00 GMT

Stora Enso Interim Review January – June 2004

Bottom of the cycle seems to have been reached; outlook improving

Second Quarter Results (compared with previous quarter)

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s earnings per share were EUR 0.06 (EUR 0.06 excluding non-recurring items). Operating profit was EUR 58.5 (EUR 103.4 excluding non-recurring items) million, which is EUR 44.9 million less than in the previous quarter and 1.9% of sales. Profit before taxes and minority interests amounted to EUR 49.0 (EUR 80.8 excluding non-recurring items) million. There were no non-recurring items in the second quarter

Sales at EUR 3 102.9 million were up 2.8% on the previous quarter’s EUR 3 017.9 million. Cash flow from ongoing operations was EUR 138.5 (EUR 173.2) million and cash flow after investing activities EUR -186.7 (EUR -54.2) million. Cash earnings per share were EUR 0.43 (EUR 0.41). Net financial items were EUR -26.2 (EUR -20.3) million, or -0.02 per share. Market-related production curtailments totalled 98 000 (125 000) tonnes.

EUR million	2002	2003	H1/03	H1/04	Q2/03	Q1/04	Q2/04
Sales	12 782.6	12 172.3	6 156.1	6 120.8	3 057.0	3 017.9	3 102.9
EBITDA1)2)	2 145.9	1 710.6	894.1	757.4	396.6	394.0	363.4
Operating profit2)	900.4	525.8	311.6	161.9	103.6	103.4	58.5
Non-recurring items	-1 078.1	-108.4	—	115.7	—	115.7	—
Operating margin2), %	7.0	4.3	5.1	2.6	3.4	3.4	1.9
Operating profit	-177.7	471.4	311.6	277.6	103.6	219.1	58.5
Profit before tax and minority interests2)	708.8	319.2	210.0	129.8	83.8	80.8	49.0
Profit before tax and minority interests	-369.3	210.8	210.0	245.5	83.8	196.5	49.0
Net profit for the period	-240.7	137.9	137.2	458.8	54.1	406.9	51.9

EPS2), Basic, EUR	0.55	0.24	0.16	0.12	0.06	0.06	0.06
EPS, Basic, EUR	-0.27	0.16	0.16	0.55	0.06	0.49	0.06
CEPS2)3), EUR	1.95	1.63	0.84	0.84	0.41	0.41	0.43
ROCE2), %	7.0	4.5	5.3	2.9	3.5	3.7	2.2

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items. Exceptional transactions that are not related to normal business operations are accounted for as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed one cent per share.
3)	CEPS = (Net profit for the period + depreciation and amortisation)/average number of shares

Outlook

Commenting on the outlook, Stora Enso’s CEO Jukka Härmälä said, “In Europe the economic outlook is more positive than in the first quarter. The economic recovery is still moderate; nevertheless, paper demand, especially in fine paper grades, is improving. Price increases are expected in fine paper grades during the second half of the year. In magazine paper grades demand is improving, but in coated magazine paper the imbalance between supply and demand will keep the pricing environment competitive. Packaging board demand and prices are expected to remain stable. In wood products whitewood supply and demand are expected to stay in balance, but the redwood market will remain oversupplied.”

In North America print advertising expenditure continues to improve and competing paper imports have moderated. Previously announced price increases in coated and uncoated magazine paper and coated fine paper are being implemented. Speciality paper demand continues to strengthen and price rises have been achieved. Operating rates are expected to remain strong. Stora Enso North America’s financial performance is forecast to improve significantly during the second half of the year as a result of the Profit Enhancement Programme and more favourable market conditions.

In Asia the markets for fine paper are seasonally slowing down. Prices are stabilising, having increased in the second quarter.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

www.storaenso.com

www.storaenso.com/investors

2(17)

Stora Enso Interim Review January – June 2004

Summary of Second Quarter Results*

•	Sales were EUR 3 102.9 million; previous quarter EUR 3 017.9 million.

•	Operating profit was EUR 58.5 million; previous quarter EUR 103.4 million excluding non-recurring items.

•	Profit before tax and minority items was EUR 49.0 million; previous quarter EUR 80.8 million excluding non-recurring items.

•	Earnings per share were EUR 0.06; previous quarter EUR 0.06 excluding non-recurring items.

•	Cash earnings per share were EUR 0.43; previous quarter EUR 0.41 excluding non-recurring items.

*)	There were no non-recurring items in the second quarter of 2004.

Paper markets continued to recover during the second quarter. Demand for advertising-driven paper grades and packaging boards improved.

European deliveries were higher in publication paper and fine paper. Prices of all paper grades stabilised at their lowest levels during this cycle in Europe and some increases were announced in markets outside Europe to come into effect mainly after the quarter. Demand for packaging board improved and prices were stable in Europe. Demand for wood products rose, but strong supply prevented any clear improvement in the market balance for redwood.

In North America demand for magazine and coated fine paper strengthened. Prices were low, but price increases were implemented by the end of the quarter.

Market-related production curtailments totalled 98 000 tonnes in Europe and none in North America, compared with the previous quarter’s total of 125 000 tonnes, which was all in Europe.

Paper and board deliveries totalled 3 573 000 tonnes, which is 106 000 tonnes more than the previous quarter’s 3 467 000 tonnes. Production totalled 3 556 000 tonnes (3 585 000 tonnes). Deliveries of wood products totalled 1 777 000 cubic metres, compared with the previous quarter’s 1 597 000 cubic metres.

EUR million	2002	2003	H1/03	H1/04	Q2/03	Q1/04	Q2/04
Sales	12 782.6	12 172.3	6 156.1	6 120.8	3 057.0	3 017.9	3 102.9
EBITDA1)2)	2 145.9	1 710.6	894.1	757.4	396.6	394.0	363.4
Operating profit2)	900.4	525.8	311.6	161.9	103.6	103.4	58.5
Non-recurring items	-1 078.1	-108.4	—	115.7	—	115.7	—
Operating margin2),%	7.0	4.3	5.1	2.6	3.4	3.4	1.9
Operating profit	-177.7	471.4	311.6	277.6	103.6	219.1	58.5
Profit before tax and minority interests2)	708.8	319.2	210.0	129.8	83.8	80.8	49.0
Profit before tax and minority interests	-369.3	210.8	210.0	245.5	83.8	196.5	49.0
Net profit for the period	-240.7	137.9	137.2	458.8	54.1	406.9	51.9

EPS2), Basic, EUR	0.55	0.24	0.16	0.12	0.06	0.06	0.06
EPS, Basic, EUR	-0.27	0.16	0.16	0.55	0.06	0.49	0.06
CEPS2)3), EUR	1.95	1.63	0.84	0.84	0.41	0.41	0.43
ROCE2), %	7.0	4.5	5.3	2.9	3.5	3.7	2.2

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items. Exceptional transactions that are not related to normal business operations are accounted for as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed one cent per share.
3)	CEPS = (Net profit for the period + depreciation and amortisation)/average number of shares

3(17)

Second Quarter Results (compared with previous quarter)

Sales at EUR 3 102.9 million were up 2.8% on the previous quarter’s EUR 3 017.9 million due to higher deliveries.

Operating profit was EUR 58.5 (EUR 103.4 excluding non-recurring items) million, which is EUR 44.9 million less than in the previous quarter and 1.9% of sales. Operating profit declined in all product segments except Wood Products. There were no non-recurring items in the second quarter, whereas there was a EUR 115.7 million capital gain in the previous quarter.

Operating profit was lower largely because production volumes decreased and maintenance costs increased during the annual Midsummer shutdowns. The rebuilding of fine paper machine 97 at Kimberly Mill reduced the operating profit by approximately USD 15 (EUR 12) million, of which roughly one-third was related to lost volumes. The strike at Imatra, Finland reduced the operating profit by EUR 3 million. Wood Supply Europe’s operating profit decreased following the transfer of the Swedish forests to Bergvik Skog AB, which is 43.3% owned by Stora Enso and is reported as an associated company. Released cash flow hedging contracts, especially for the US dollar and British pound, had an impact of EUR -0.1 (EUR 9.4) million on operating profit.

Net financial items were EUR -26.2 (EUR -20.3) million, or -0.02 per share. Net interest expenses amounted to EUR -34.9 (EUR -42.0) million and net foreign exchange losses were EUR -1.6 (EUR 4.8) million. Other financial items totalled EUR 10.3 (EUR 16.9) million, mostly due to unrealised changes in fair values of financial instruments.

The share of associated company results amounted to EUR 16.7 (EUR -2.3) million, including EUR 6.4 million from Bergvik Skog, EUR 5.3 million from Tornator and EUR 1.1 million from Sunila.

Profit before taxes and minority interests amounted to EUR 49.0 (EUR 80.8 excluding non-recurring items) million.

Net taxes totalled a positive EUR 5.0 (EUR 214.6) million, including the effect of the new tax laws in Finland of EUR 20.0 million, which had an impact of EUR 0.02 on EPS. In the previous quarter there was a release of EUR 240.8 million from the deferred tax liability relating to the restructuring of forestland ownership in Sweden. The average six-month tax rate excluding one-time adjustments was 31.3% (31.9%).

The minority interest in profits was EUR -2.1 (EUR -4.2) million and the net profit for the period was EUR 51.9 (EUR 406.9) million. Earnings per share were EUR 0.06 (EUR 0.06 excluding non-recurring items).

The return on capital employed was 2.2% (3.7% excluding non-recurring items). Capital employed was EUR 10 830.7 million at the end of the period, a net increase of EUR 257.8 million. The currency effect on capital employed was EUR -8.2 million.

Capital Structure

EUR million	31.12.2003	30.6.2003	31.3.2004	30.6.2004
Fixed assets	12 676.1	12 866.7	11 059.5	11 080.8
Working capital	872.1	1 066.3	948.6	1 174.4

Operating Capital	13 548.2	13 933.0	12 008.1	12 255.2
Net tax liabilities	-1 935.1	-2 013.3	-1 435.2	-1 424.5

Capital Employed	11 613.1	11 919.7	10 572.9	10 830.7

Associated companies	319.0	209.4	498.1	508.4

Total	11 932.1	12 129.1	11 071.0	11 339.1

Shareholders’ equity	7 952.9	8 008.9	7 903.3	7 916.2
Minority interests	60.3	48.9	62.8	66.5
Interest-bearing net liabilities	3 918.9	4 071.3	3 104.9	3 356.4

Financing Total	11 932.1	12 129.1	11 071.0	11 339.1

Financing

Cash flow from ongoing operations was EUR 138.5 (EUR 173.2) million and cash flow after investing activities EUR -186.7 (EUR -54.2) million. Cash earnings per share were EUR 0.43 (EUR 0.41).

4(17)

At the end of June, interest-bearing net liabilities were EUR 3 356.5 million, up EUR 251.5 million on the end of the previous quarter. Currency effects decreased interest-bearing net liabilities by EUR 17.1 million. Unutilised credit facilities and cash and cash-equivalent reserves totalled EUR 2.7 billion.

In June Stora Enso created a new benchmark bond by the offer to exchange its EUR 850 million 2007 bond to a 10-year maturity. In the transaction, which extended the average maturity of the Company’s debt portfolio by one year, EUR 475 million of the notes were exchanged, corresponding to 55.9 per cent of the total outstanding amount.

Shareholders’ equity amounted to EUR 7.9 billion or EUR 9.56 (EUR 9.47) per share, compared with a market capitalisation on the Helsinki Exchanges on 30 June 2004 of EUR 9.3 billion.

The debt/equity ratio at 30 June 2004 was 0.42 (0.39). The currency effect on equity was EUR 25.3 million, net of the hedging of equity translation risks. Share buy-backs decreased equity by EUR 70.0 million in the second quarter.

Change in Interest-bearing Net Liabilities

EUR million	Cash Flow, Ongoing Operations	Structural Changes and OCI*	Translation Difference	Balance Sheet Impact
Operating profit	58.5			58.5
Adjustments	304.9			304.9
Change in working capital	-224.9		-0.9	-225.8

Cash Flow from Operations	138.5		-0.9	137.6

Capital expenditure	-281.1			-281.1
Acquisitions	-47.0			-47.0
Disposals	3.1			3.1
Other changes in fixed assets	-0.2		-21.7	-21.9

Operating cash flow	-186.7		-22.6	-209.3

Net financing items (incl. associated companies)	-9.5	12.5		3.0
Taxes paid	-17.3	-2.6	14.4	-5.5
Share issue	0.0			0.0
Dividends	0.0			0.0
Repurchase of own shares	-70.0			-70.0
Other change in shareholders’ equity and minority interests	2.4	2.6	25.3	30.3

Change in Interest-bearing Net Liabilities	-281.1	12.5	17.1	-251.5

*	OCI = Other Comprehensive Income

Capital Expenditure for the Second Quarter and for January – June

Capital expenditure for the second quarter totalled EUR 281.1 million, giving a total for the first six months of EUR 497.2 million.

The main projects were the new paper machine 12 at Kvarnsveden Mill (EUR 49.7 million), the Skoghall Energy 2005 project (EUR 30.8 million), rebuilding paper machine 16 at Wisconsin Rapids Mill (USD 31.5 (EUR 25.9) million), rebuilding paper machine 3 and a new cut-size line at Veitsiluoto Mill (EUR 18.5 million) and the new boiler at Kvarnsveden Mill (EUR 17.8 million).

Capital expenditure in 2004 is expected to be close to depreciation at approximately EUR 1.1 billion.

Events in associated companies

During the second quarter Stora Enso invested EUR 24.7 million in construction of the Veracel pulp mill in Brazil, bringing the total amount invested during the first half of the year to EUR 36.6 million.

January – June Results (compared with the same period in 2003)

Sales were EUR 6 120.8 million, similar to the same period last year.

Operating profit excluding non-recurring items decreased by EUR 149.7 million, or 48%, to EUR 161.9 million due to lower sales prices partly offset by higher deliveries. Profits were lower than in the first six months last year in all segments except Wood Products.

Matured hedging contracts, especially for the US dollar and British pound, had a positive impact of EUR 9.3 (EUR 61.5) million on operating profit.

Profit before taxes and minority interests excluding non-recurring items decreased by EUR 80.2 million to EUR 129.8 million.

5(17)

Excluding non-recurring items, earnings per share were EUR 0.12 (EUR 0.16) and the return on capital employed was 2.9% (5.3%). Non-recurring items totalled EUR 115.7 million in the first six months this year and zero in the same period last year.

Stora Enso North America (January – June)

The North American economies continued to strengthen in the first six months of 2004 and demand for advertising-driven paper improved. There was no market-related downtime during the period, compared with 30 000 tonnes and 49 000 tonnes in the first and second halves of 2003 respectively.

Two fine paper machine rebuilds were completed during the first six months of 2004 as part of the ongoing Profit Enhancement Programme. Paper machine 16 at Wisconsin Rapids Mill was rebuilt in early 2004 and paper machine 97 at Kimberly Mill was rebuilt towards the end of the first half of the year. As a result, 60 000 tonnes of production was lost. Sales volume decreased compared with the previous six-month period. Market prices were on average similar to the second half of 2003, but the rebuilds depressed Stora Enso North America’s sales prices for fine paper because of the need to sell lower-priced start-up quality paper. Both rebuilt machines are now successfully in production.

Stora Enso North America made an operating loss of USD 130 (EUR 106) million before goodwill amortisation and non-recurring items in the period January–June; this compares with a USD 86 (EUR 70) million loss in the second half of 2003 and a USD 98 (EUR 80) million loss in the first half of 2003. It is estimated that the rebuilds had a negative impact of USD 40 million on the results for the period. Other negative factors were higher purchased pulp prices and the escalating costs of employee and retiree health care benefits.

Operating cash flow after investing activities was a negative USD 100 (EUR 81) million, compared with a negative USD 50 (EUR 41) million in the second half of 2003 and a negative USD 71 (EUR 58) million in the first half of last year. Capital expenditure in the first half of 2004 totalled USD 120 (EUR 98) million, focused on the North America Profit Enhancement Programme. Since the Programme was first announced in August 2002 and expanded in August 2003, USD 200 (EUR 163) million of the planned USD 250 (EUR 204) million of capital expenditure has been invested, including USD 86 (EUR 70) million during the first half of 2004.

The Profit Enhancement Programme, which is focused on cost reductions, asset improvements and product-mix enhancements, is proceeding as planned. Owing to the nature of the Programme, a significant positive impact on the division’s profitability will first be evident during the second half of 2004; the previously announced annual earnings improvement of USD 145 (EUR 118) million is on target to be achieved from mid-2005 onwards.

Since the Profit Enhancement Programme was first announced in August 2002, the workforce has been reduced by 15% (900 employees), three older under-performing paper machines with a combined annual capacity of 185 000 tonnes have been permanently shut down and five paper machine lines have been modified to improve productivity and quality. By mid 2005 the workforce is expected to have been further reduced by about 300 employees to some 5 000 employees, compared with 7 500 in 1999.

Inspections by Competition Authorities

Stora Enso has been the subject of inspections carried out by the European Commission at locations in Europe and has received subpoenas issued by the US Department of Justice as part of preliminary anti-trust investigations into the paper industry in Europe and the USA. Representatives of the Finnish Competition Authority also inspected Stora Enso’s wood procurement offices in Finland. The investigations relate to fine paper in Europe, publication paper in Europe, magazine paper in the USA, the purchase of recovered paper in Germany and the purchase of wood in Finland. The investigations by the authorities in both Europe and the USA are at a fact-finding stage only and no formal allegations have been made against the Group or any of its employees. Coincident with these investigations, Stora Enso has been named in a number of class action lawsuits filed in the USA. No provision has been made.

6(17)

Second Quarter Events 2004

Nebolchi Sawmill

In April Stora Enso Timber inaugurated its second sawmill in Russia at the village of Nebolchi in the Novgorod Region. The total investment was EUR 10.3 million and the full annual production capacity of 100 000 m3 will be reached by the end of 2005.

Arzamas Mill

In June Stora Enso’s Russian subsidiary Stora Enso Packaging VR inaugurated its second Russian corrugated packaging mill at Arzamas in the Nizhny Novgorod Region, some 400 kilometres east of Moscow. The mill, completed at a total cost of EUR 33 million, has about a hundred locally recruited employees and an annual production capacity of 75 million m2 of corrugated packaging products.

Share Capital and Ownership

During the period a total of 1 094 157 A shares were converted into R shares. Converted shares are recorded monthly in the Finnish Trade Register. The latest conversion recorded in the Finnish Trade Register was on 15 June 2004.

On 30 June 2004 Stora Enso had 180 070 576 A shares and 657 172 823 R shares in issue, of which the Company held 9 700 A shares and 8 946 688 R shares with a nominal value of EUR 15.2 million; these represented 1.1% of the share capital and 0.4% of the voting rights. On 30 June 2004 the registered share capital of the Company was EUR 1 423.3 million.

Events after the Period

In July Stora Enso signed an agreement to acquire the Dutch paper merchant Scaldia Papier B.V. from International Paper to become part of the Stora Enso Merchants division (Papyrus). Stora Enso is acquiring Scaldia Papier to strengthen its presence in the rapidly changing European paper merchant market and to achieve synergies with its Papyrus merchant operations. The debt free transaction value is EUR 30 million. The acquisition is expected to be closed at the end August 2004, subject to approval by regulatory authorities.

Outlook

In Europe the economic outlook is more positive than in the first quarter. The economic recovery is still moderate; nevertheless, paper demand, especially in fine paper grades, is improving. Price increases are expected in fine paper grades during the second half of the year. In magazine paper grades demand is improving, but in coated magazine paper the imbalance between supply and demand will keep the pricing environment competitive. Packaging board demand and prices are expected to remain stable. In wood products whitewood supply and demand are expected to stay in balance, but the redwood market will remain oversupplied.

In North America print advertising expenditure continues to improve and competing paper imports have moderated. Previously announced price increases in coated and uncoated magazine paper and coated fine paper are being implemented. Speciality paper demand continues to strengthen and price rises have been achieved. Operating rates are expected to remain strong. Stora Enso North America’s financial performance is forecast to improve significantly during the second half of the year as a result of the Profit Enhancement Programme and more favourable market conditions.

In Asia the markets for fine paper are seasonally slowing down. Prices are stabilising, having increased in the second quarter.

This report is unaudited.

Helsinki, 28 July 2004

Stora Enso Oyj

Board of Directors

7(17)

Segments (compared with the previous quarter)

PAPER

Publication Paper

EUR million	2003	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04	Q2/04	Change Q2/Q1%
Sales	4 295.7	1 058.3	1 042.8	1 086.3	1 108.3	1 019.2	1 069.6	4.9
Operating profit	111.1	35.6	-6.0	39.2	42.3	8.7	-3.8
% of sales	2.6	3.4	-0.6	3.6	3.8	0.9	-0.4
ROOC, %*	2.8	3.6	-0.6	3.9	4.2	0.9	-0.4
Deliveries, 1 000 t	6 954	1 654	1 678	1 763	1 859	1 732	1 819	5.0
Production, 1 000 t	7 011	1 739	1 663	1 812	1 797	1 830	1 782	-2.6

*	ROOC = 100% x Operating profit/Operating capital

Publication paper sales were EUR 1 069.6 million, up 4.9% on the previous quarter mainly due to increased deliveries to overseas markets. Operating result was EUR -3.8 million, down on the previous quarter due to the lower margins on overseas sales, the Midsummer holiday shutdowns and related maintenance costs. Market-related production curtailments totalled 74 000 (93 000) tonnes in Europe and none (none) in North America.

In Europe demand for newsprint increased, and demand for uncoated and coated magazine paper was stronger than a year ago. Overseas shipments remained high. Prices declined in all publication paper grades in Western Europe in the beginning of the year and have remained low. Price increases have been announced in overseas markets. An imbalance in the coated magazine paper market makes for a challenging pricing environment in Europe.

Producer inventories decreased for seasonal reasons but are still higher than a year ago. Customer inventories did not change significantly. Order books are improving. The favourable trends in key economic data should stimulate demand for advertising-driven paper.

In North America demand for coated magazine and high-quality super-calendered (SC) paper increased during the quarter. Demand for newsprint is weaker than a year ago, but stronger than in the previous quarter. Publication paper price increases have been implemented recently.

Fine Paper

EUR million	2003	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04	Q2/04	Change Q2/Q1%
Sales	3 197.7	852.3	793.9	788.5	763.0	788.9	786.3	-0.3
Operating profit	153.5	80.7	40.3	23.1	9.4	18.1	4.6	-74.6
% of sales	4.8	9.5	5.1	2.9	1.2	2.3	0.6
ROOC, %*	4.4	8.8	4.5	2.7	1.1	2.2	0.5
Deliveries, 1 000 t	3 591	885	895	894	917	959	964	0.5
Production, 1 000 t	3 624	894	889	922	919	984	999	1.5

*	ROOC = 100% x Operating profit/Operating capital

Fine paper sales were EUR 786.3 million, similar to the previous quarter. Operating profit was EUR 4.6 million, down EUR 13.5 million on the previous quarter due to higher maintenance costs in Europe and lower-priced start-up grades in North America. The rebuilding of fine paper machine 97 at Kimberly Mill reduced the operating profit by approximately USD 15 (EUR 12) million, of which roughly one-third was related to lost volumes. Market-related production curtailments totalled 8 000 (12 000) tonnes in Europe and none (none) in North America.

European demand for uncoated fine paper was stronger than in the previous quarter, mainly for seasonal reasons. Prices for uncoated fine paper stabilised towards the end of the quarter.

Producer and merchant inventories are both low. The order inflow has stayed healthy despite the seasonally quiet summer period.

In Europe demand for coated fine paper continued to improve during the second quarter and prices increases announced for the second quarter were partially implemented. Producer inventories were above the long-term average, but merchant inventories were low. The order inflow remained good.

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In Europe the demand for fine paper is expected to improve after the seasonally low summer period. Prices are forecast to increase over the remainder of the year.

In North America demand for coated fine paper was stronger than a year ago but weaker than in the previous quarter for seasonal reasons. Imports into the USA declined and prices were stable. Producer inventories are decreasing but remain rather high; customer inventories are reported to be high but stable. Recently announced price increases are being implemented and order books are strong.

In Europe demand and prices for speciality papers were similar to the previous quarter and order books are healthy. In North America demand for speciality papers was stronger than in the previous quarter and sales prices were steady. Order books are strong and price increases have been implemented in some grades.

Merchants

Sales were EUR 148.5 million, down 7.4% on the previous quarter mainly due to seasonally lower volumes. Operating profit was EUR 2.4 million, down 27.3% on the previous quarter for the same reason, but an improvement on last year’s EUR -1.2 million. Sales prices were stable and operating costs unchanged on the previous quarter.

Demand has started to recover slowly, and a seasonal and cyclical recovery is expected in the autumn. Prices have generally stabilised and increased slightly in coated woodfree paper in some European markets. Improvements are expected in the second half of the year.

PACKAGING BOARDS

EUR million	2003	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04	Q2/04	Change Q2/Q1%
Sales	2 761.6	699.0	711.4	691.1	660.1	692.0	704.4	1.8
Operating profit	292.4	89.4	65.5	87.4	50.1	82.1	67.7	-17.5
% of sales	10.6	12.8	9.2	12.6	7.6	11.9	9.6
ROOC, %*	11.6	14.1	10.3	13.7	7.9	13.1	10.7
Deliveries, 1 000 t	3 006	756	781	755	714	776	790	1.8
Production, 1 000 t	3 050	788	763	767	732	771	775	0.5

*	ROOC = 100% x Operating profit/Operating capital

Packaging board sales were EUR 704.4 million, up 1.8% on the previous quarter due to higher deliveries. Operating profit was EUR 67.7 million, down 17.5% on previous quarter due to seasonally higher personnel and maintenance costs related the Midsummer shutdowns and the strike at Imatra, Finland. Market-related production curtailments totalled 16 000 (20 000) tonnes in consumer packaging boards.

Demand was good, but the value of sales to the Americas and Asia were still depressed as the US dollar was weaker than a year ago.

Demand is generally expected to remain firm in Europe. Moderate price increases are expected in food service boards and some other grades. The price increases are driven by good demand and improved local prices in the US-dollar-dominated markets.

FOREST PRODUCTS

Wood Products

EUR million	2003	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04	Q2/04	Change Q2/Q1%
Sales	1 400.0	316.5	385.6	335.5	362.4	373.1	419.2	12.4
Operating profit	26.5	7.0	14.9	-4.7	9.3	11.4	21.3	86.8
% of sales	1.9	2.2	3.9	-1.4	2.6	3.1	5.1
ROOC, %*	5.1	6.1	11.0	-3.0	5.7	7.0	12.5
Deliveries, 1 000 m3	5 822	1 283	1 644	1 337	1 558	1 597	1 777	11.3
Production, 1 000 m3	6 168	1 406	1 648	1 440	1 674	1 708	1 853	8.5

*	ROOC = 100% x Operating profit/Operating capital

9(17)

Wood product sales were EUR 419.2 million, up 12.4% on the previous quarter mainly because of higher deliveries due to the strong US market and new investments in Finland and the Baltic States. Operating profit was EUR 21.3 million, up 86.8% on the previous quarter for the same reason.

During the first half of 2004 the increasing supply of whitewood was absorbed by overseas markets, especially in the USA. The redwood market continued to be oversupplied, mainly due to Nordic and Russian production.

The market outlook for the second half of the year is stable in Japan, but the strong demand in the USA seems to be softening and there whitewood prices will be lower than in the second quarter. In Europe high consumption will keep the whitewood balance fairly reasonable. The redwood market will remain oversupplied in Europe at least until the fourth quarter of the year, which is putting pressure on redwood prices.

Wood Supply Europe

Sales were EUR 621.4 million, down 2.1% on the previous quarter. Operating profit was EUR 3.3 million, down 89.5% on the previous quarter mainly due to the restructuring of ownership of the Swedish forestland.

Deliveries to the Group’s mills in Finland, Sweden, the Baltic States, Russia and Continental Europe totalled 10.6 million cubic metres, down 3% on the previous quarter mainly for seasonal reasons.

The wood market was stable in Finland and prices rose slightly in Sweden. In the Baltic States and nearby Russian regions, wood prices rose, especially for sawlogs. In Continental Europe the price trend was downwards.

10(17)

Financials

Key Ratios	Q1/03	Q2/03	Q3/03	Q4/03	2003	Q1/04	Q2/04
Earnings per share (basic), EUR	0.10	0.06	0.05	-0.05	0.16	0.49	0.06
Earnings per share excl. non-recurring items, EUR	0.10	0.06	0.08	0.00	0.24	0.06	0.06
Cash earnings per share (CEPS), EUR	0.43	0.41	0.41	0.32	1.57	0.55	0.43
CEPS excl. non-recurring items, EUR	0.43	0.41	0.44	0.35	1.63	0.41	0.43

Return on capital employed (ROCE), %	7.0	3.5	3.2	2.1	4.0	7.9	2.2
ROCE excl. non-recurring items, %	7.0	3.5	4.6	2.6	4.5	3.7	2.2
Return on equity (ROE), %	4.1	2.8	2.1	-2.1	1.7	20.6	2.7
Debt/equity ratio	0.49	0.51	0.51	0.49	0.49	0.39	0.42
Equity per share, EUR	9.39	9.48	9.60	9.49	9.49	9.47	9.56
Equity ratio, %	43.2	43.8	44.2	44.7	44.7	47.8	48.2

Operating profit, % of sales	6.7	3.4	3.2	2.1	3.9	7.3	1.9
Operating profit excl. non-recurring items, % of sales	6.7	3.4	4.6	2.6	4.3	3.4	1.9
Capital expenditure, EUR million	235.8	324.1	303.1	385.2	1 248.2	216.1	281.1
Capital expenditure, % of sales	7.6	10.6	10.1	12.7	10.3	7.2	9.0
Capital employed, EUR million	11 871	11 925	12 029	11 613	11 613	10 579	10 831
Interest-bearing net liabilities, EUR million	3 968	4 071	4 104	3 919	3 919	3 105	3 356

Average number of employees	43 386	44 506	44 737	44 264	44 264	42 446	43 795
Average number of shares (million)
- periodic	866.2	852.9	844.5	841.3	851.1	836.4	831.8
- cumulative	866.2	859.5	854.4	851.1	851.1	836.4	834.7
- cumulative, diluted	866.4	860.5	855.6	852.4	852.4	837.1	835.6

Key Exchange Rates for the Euro

One Euro is	Closing Rate		Average Rate
	31 Dec 2003	30 Jun 2004	31 Dec 2003	30 Jun 2004
SEK	9.0800	9.1451	9.1245	9.1655
USD	1.2630	1.2155	1.1320	1.2280
GBP	0.7048	0.6707	0.6921	0.6733
CAD	1.6234	1.6343	1.5822	1.6429

Condensed Consolidated Income Statement

EUR million	2003	H1/2003	H1/2004
Sales	12 172.3	6 156.1	6 120.8
Other operating income	41.2	56.4	165.4
Materials & services	-6 129.3	-2 965.1	-3 181.7
Freight & sales commissions	-1 286.8	-799.9	-678.4
Personnel expenses	-2 297.6	-1 144.4	-1 135.6
Other operating expenses	-828.0	-409.0	-417.4
Depreciation, amortisation and impairment charges	-1 200.4	-582.5	-595.5

Operating Profit	471.4	311.6	277.6
Share of results of associated companies	-23.0	-9.0	14.4
Net financial items	-237.7	-92.6	-46.5

Profit before Tax and Minority Interests	210.7	210.0	245.5
Income tax expense	-67.0	-67.4	219.6

Profit after Tax	143.7	142.6	465.1
Minority interests	-5.8	-5.4	-6.3

Net Profit for the Period	137.9	137.2	458.8

Key Ratios
Basic earnings per share, EUR	0.16	0.16	0.55
Diluted earnings per share, EUR	0.16	0.16	0.55

11(17)

Condensed Consolidated Cash Flow Statement

EUR million	2003		H1/2003		H1/2004
Cash Flow from Operating Activities
Operating profit	471.4		311.6		277.6
Adjustments	1 178.3		563.6		478.4
Change in net working capital	157.9		-27.1		-445.4
Change in short-term interest-bearing receivables	313.1		645.9		588.3

Cash Flow Generated by Operations	2 120.7		1 494.0		898.9
Net financial items	-198.1		-75.6		-80.3
Income taxes paid	-233.8		-177.3		-89.1

Net Cash Provided by Operating Activities	1 688.8		1 241.1		729.5

Acquisitions	-241.3		-159.2		-217.7
Proceeds from sale of fixed assets and shares	60.2		8.7		206.8
Capital expenditure	-1 226.7		-559.9		-497.2
Proceeds from the long-term receivables, net	336.2		0.4		-166.5

Net Cash Used in Investing Activities	-1 071.6		-710.0		-674.6

Cash Flow from Financing Activities
Change in long-term liabilities	-962.5		-542.5		-60.9
Change in short-term borrowings	1 097.1		775.2		562.8
Dividends paid	-387.7		-387.7		-375.7
Proceeds from issuance of share capital	2.3		—		4.4
Purchase of own shares	-319.2		-245.9		-112.7

Net Cash Used in Financing Activities	-570.0		-400.9		17.9

Net Increase in Cash and Cash Equivalents	47.2		130.2		72.8
Cash and bank in acquired companies	3.0		4.2		—
Cash and bank in sold companies	—				-68.2
Translation differences on cash holdings	-17.2		-4.3		2.0
Cash and bank at the beginning of period	168.5		168.5		201.5

Cash and Cash Equivalents at Period End	201.5		298.6		208.1

Property, Plant and Equipment, Intangible Assets and Goodwill

EUR million	2003		H1/2003		H1/2004
Carrying value at 1 January	12 796.7	*	12 796.7	*	12 535.3
Acquisition of subsidiary companies	206.4		202.8		21.9
Additions	1 248.2		559.9		497.2
Disposals	-54.0		-3.6		-1 587.5
Depreciation, amortisation and impairment	-1 200.4		-582.5		-595.5
Translation difference and other	-461.6		-254.9		62.7

Balance Sheet Total	12 535.3		12 718.4		10 934.1

Acquisitions of Subsidiary Companies
Property, plant and equipment	132.6		104.7		21.9
Borrowings	-94.1		-94.9		-10.4
Other assets, less liabilities	12.9		22.3		-1.7

Fair value of net assets	51.4		32.1		9.8
Goodwill	73.8		98.1		0.0

Total Purchase Consideration	125.2		130.2		9.8

* Includes the initial IAS 41 valuation of forest of EUR 855.8 million

Borrowings

EUR million	2003		H1/2003		H1/2004
Non-current borrowings	3 404.6		4 168.9		3 358.2
Current borrowings	1 769.6		1 240.2		860.4

	5 174.2		5 409.1		4 218.6

Carrying value at 1 January	5 175.6		5 175.6		5 174.2
Debt acquired with new subsidiaries	94.1		94.9		10.4
Debt disposed with sold subsidiaries	—		—		-1 487.2
Proceeds from /-payments of borrowings (net)	421.5		354.6		481.5
Translation difference and other	-517.0		-216.0		39.7

Total Borrowings	5 174.2		5 409.1		4 218.6

12(17)

Condensed Consolidated Balance Sheet

Assets

EUR million		31 Dec 2003	30 Jun 2003	30 Jun 2004
Fixed and Other Long-term Assets
Fixed assets	O	12 535.3	12 718.4	10 934.1
Investment in associated companies		319.0	209.4	508.4
Listed securities	I	227.7	162.9	202.9
Unlisted shares	O	140.8	148.3	146.7
Non-current loan receivables	I	44.3	485.7	221.4
Deferred tax assets	T	12.1	52.9	17.5
Other non-current assets	O	170.3	202.0	239.6

		13 449.5	13 979.6	12 270.6

Current Assets
Inventories	O	1 623.5	1 658.6	1 775.5
Tax receivables	T	182.5	254.6	162.3
Operative receivables	O	1 703.3	1 821.4	1 889.4
Interest-bearing receivables	I	781.8	390.6	229.8
Cash and cash equivalents	I	201.5	298.6	208.1

		4 492.6	4 423.8	4 265.1

Total assets		17 942.1	18 403.4	16 535.7

Shareholders’ Equity and Liabilities

EUR million		31 Dec 2003	30 Jun 2003	30 Jun 2004
Shareholders’ Equity		7 952.9	8 008.9	7 916.2
Minority Interests		60.3	48.9	66.5

Long-term Liabilities
Pension provisions	O	911.9	915.1	895.7
Other provisions	O	97.1	174.7	78.1
Deferred tax liabilities	T	1 777.3	1 807.5	1 230.0
Long-term debt	I	3 404.6	4 168.9	3 358.2
Long-term operative liabilities	O	77.7	26.7	153.9

		6 268.6	7 092.9	5 715.9

Current Liabilities
Current portion of long-term debt	I	359.5	276.2	104.5
Interest-bearing liabilities	I	1 410.1	969.3	755.9
Operative liabilities	O	1 538.3	1 494.0	1 602.4
Tax liabilities	T	352.4	513.3	374.3
		3 660.3	3 252.7	2 837.1

Total Liabilities		9 928.9	10 345.6	8 553.0

Total Shareholders’ Equity and Liabilities		17 942.1	18 403.4	16 535.7

Items designated with “O” are included in operating capital.

Items designated with “I” are included in interest-bearing net liabilities.

Items designated with “T” are included in the tax liability.

13(17)

Statement of Changes in Shareholders’ Equity

EUR million	Share Capital	Share Premium	Treasury Shares	OCI	CTA	Retained Earnings	Total
Balance at 31 December 2002	1 529.6	1 554.0	-314.9	233.4	-144.4	5 299.2	8 156.9
Effect of adopting IAS 41
Subsidiary companies	—	—	—	—	—	615.4	615.4
Associated companies	—	—	—	—	—	44.0	44.0

Balance at 1 January 2003 (restated)	1 529.6	1 554.0	-314.9	233.4	-144.4	5 958.6	8 816.3
Repurchase of Stora Enso Oyj shares	—	—	-319.1	—	—	—	-319.1
Cancellation of Stora Enso Oyj shares	-60.5	-315.5	376.0	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-387.7	-387.7
Options exercised	0.2	-1.1	—	—	—	—	-0.9
Net profit for the period	—	—	—	—	—	146.6	146.6
OCI entries	—	—	—	-118.8	—	—	-118.8
Translation adjustment	—	—	—	—	-52.7	—	-52.7

Balance at 31 December 2003	1 469.3	1 237.4	-258.0	114.6	-197.1	5 717.5	8 083.7
Restatement of opening balance Finnish Statutory Pension Scheme	—	—	—	—	—	-130.8	-130.8

Balance at 1 January 2004 (restated)	1 469.3	1 237.4	-258.0	114.6	-197.1	5 586.7	7 952.9
Repurchase of Stora Enso Oyj shares	—	—	-112.7	—	—	—	-112.7
Cancellation of Stora Enso Oyj shares	-47.3	-228.5	275.8	—	—	—	—
Dividend (EUR 0.45 per share)	—	—	—	—	—	-375.7	-375.7
Options exercised	1.3	2.3	—	—	—	—	3.6
Net profit for the period	—	—	—	—	-6.9	458.8	451.9
OCI entries	—	—	—	-5.5	—	—	-5.5
Translation adjustment	—	—	—	—	1.7	—	1.7

Balance at 30 June 2004	1 423.3	1 011.2	-94.9	109.1	-202.3	5 669.8	7 916.2

CTA	= Cumulative Translation Adjustment
OCI	= Other Comprehensive Income

Commitments and Contingencies

EUR million	31 Dec 2003	30 Jun 2003	30 Jun 2004
On own Behalf
Pledges given	3.8	0.8	0.8
Mortgages	103.5	105.3	105.8
On Behalf of Associated Companies
Mortgages	0.8	1.0	0.8
Guarantees	48.4	52.2	127.2
On Behalf of Others
Pledges given	2.2	2.6	2.2
Mortgages	10.9	4.8	10.9
Guarantees	13.1	16.9	10.3
Other Commitments, Own
Leasing commitments, in next 12 months	34.3	37.5	34.9
Leasing commitments, after next 12 months	171.2	213.5	162.9
Pension liabilities	3.0	3.0	2.8
Other commitments	95.9	72.0	101.7

Total	487.1	509.6	560.3

Pledges given	6.0	3.4	3.0
Mortgages	115.2	111.1	117.5
Guarantees	61.5	69.1	137.5
Leasing commitments	205.5	251.0	197.8
Pension liabilities	3.0	3.0	2.8
Other commitments	95.9	72.0	101.7

Total	487.1	509.6	560.3

14(17)

Net Fair Values of Derivative Financial Instruments

EUR million	31 Dec 2003	30 Jun 2003	30 Jun 2004
	Net Fair Values	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
Interest rate swaps	106.8	161.4	88.8	-3.1	85.7
Interest rate options	0.5	0.0	3.2	-1.0	2.2
Cross-currency swaps	-11.0	-14.1	0.2	-12.4	-12.2
Forward contracts	172.8	44.5	47.8	-13.2	34.6
FX Options	0.7	-2.8	0.1	-0.1	0.0
Commodity contracts	71.5	95.6	107.0	-0.6	106.4
Equity swaps	-36.0	-60.7	21.1	-34.5	-13.4

Total	305.3	223.9	268.2	-64.9	203.3

Nominal Values of Derivative Financial Instruments

EUR million	31 Dec 2003	30 Jun 2003	30 Jun 2004
Interest Rate Derivatives
Interest rate swaps
Maturity under 1 year	113.7	49.4	173.4
Maturity 2–5 years	1 080.4	755.8	824.1
Maturity 6–10 years	1 439.2	795.5	1 237.8
Maturity over 10 years	—	—	—

	2 633.3	1 600.7	2 235.3
Interest rate futures	—	—	—
Interest rate options	23.8	—	1 174.4

Total	2 657.1	1 600.7	3 409.7

Foreign Exchange Derivatives
- Cross-currency swap agreements	129.5	166.1	109.0
- Forward contracts	3 112.5	3 935.2	2 840.6
- FX Options	208.1	487.9	53.5

Total	3 450.1	4 589.2	3 003.1

Commodity derivatives
Commodity contracts	477.0	586.9	388.1

Total	477.0	586.9	388.1

Equity swaps
Equity swaps	308.4	311.9	359.5

Total	308.4	311.9	359.5

Sales by Product Area

EUR million	2002	Q1/03	Q2/03	Q3/03	Q4/03	2003	Q1/04	Q2/04
Publication Paper	4 715.6	1 058.3	1 042.8	1 086.3	1 108.3	4 295.7	1 019.2	1 069.6
Fine Paper	3 427.4	852.3	793.9	788.5	763.0	3 197.7	788.9	786.3
Merchants	720.6	176.1	155.4	139.5	156.6	627.6	160.3	148.5
Other	-289.5	-72.0	-69.0	-70.4	-69.9	-281.3	-70.4	-68.6

Paper	8 574.1	2 014.7	1 923.1	1 943.9	1 958.0	7 839.7	1 898.0	1 935.8

Packaging Boards	2 720.2	699.0	711.4	691.1	660.1	2 761.6	692.0	704.4

Wood Products	1 235.2	316.5	385.6	335.5	362.4	1 400.0	373.1	419.2
Wood Supply Europe	1 958.7	534.2	526.7	475.0	538.4	2 074.3	634.9	621.4
Other	-531.3	-143.5	-149.9	-131.7	-165.9	-591.0	-229.8	-225.6

Forest Products	2 662.6	707.2	762.4	678.8	734.9	2 883.3	778.2	815.0

Other	-1 174.3	-321.8	-339.9	-326.4	-324.2	-1 312.3	-350.3	-352.3

Total	12 782.6	3 099.1	3 057.0	2 987.4	3 028.8	12 172.3	3 017.9	3 102.9

15(17)

Restated Operating Profit by Product Area excluding Non-recurring Items and Goodwill

EUR million	2002	Q1/03	Q2/03	Q3/03	Q4/03	2003	Q1/04	Q2/04
Publication Paper	313.6	35.6	-6.0	39.2	42.3	111.1	8.7	-3.8
Fine Paper	298.3	80.7	40.3	23.1	9.4	153.5	18.1	4.6
Merchants	5.4	1.5	-1.2	-1.5	-5.5	-6.7	3.3	2.4

Paper	617.3	117.8	33.1	60.8	46.2	257.9	30.1	3.2

Packaging Boards	345.3	89.4	65.5	87.4	50.1	292.4	82.1	67.7

Wood Products	44.5	7.0	14.9	-4.7	9.3	26.5	11.4	21.3
Wood Supply Europe	94.6	34.5	33.8	23.0	25.2	116.5	31.3	3.3

Forest Products	139.1	41.5	48.7	18.3	34.5	143.0	42.7	24.6

Other Areas	-52.5	-8.6	-15.7	-6.2	-21.0	-51.5	-28.8	-15.1
Goodwill amortisation	-148.8	-32.1	-28.0	-23.5	-32.4	-116.0	-22.7	-21.9

Operating Profit excl. Non-recurring Items	900.4	208.0	103.6	136.8	77.4	525.8	103.4	58.5
Non-recurring items	-1 078.1	—	—	-39.9	-14.5	-54.4	115.7	—

Operating Profit (IAS)	-177.7	208.0	103.6	96.9	62.9	471.4	219.1	58.5
Net financial items	-206.2	-81.3	-11.3	-23.4	-121.7	-237.7	-20.3	-26.2
Associated companies	14.6	-0.5	-8.5	-9.0	-5.0	-23.0	-2.3	16.7

Profit Before Tax and Minority Interests	-369.3	126.2	83.8	64.5	-63.8	210.7	196.5	49.0
Income tax expense	128.5	-39.9	-27.4	-21.1	21.4	-67.0	214.6	5.0

Profit after Tax	-240.8	86.3	56.4	43.4	-42.4	143.7	411.1	54.0
Minority interests	0.1	-3.2	-2.3	1.7	-2.0	-5.8	-4.2	-2.1

Net Profit	-240.7	83.1	54.1	45.1	-44.4	137.9	406.9	51.9

Goodwill Amortisation by Product Area
EUR million	2002	Q1/03	Q2/03	Q3/03	Q4/03	2003	Q1/04	Q2/04
Publication Paper	-56.7	-7.9	-8.2	-8.1	-10.2	-34.4	-5.7	-5.6
Fine Paper	-53.7	-10.9	-10.6	-10.6	-11.0	-43.1	-10.2	-9.5
Merchants	-5.2	-0.6	-0.5	-0.6	-0.5	-2.2	-0.4	-0.5

Paper	-115.6	-19.4	-19.3	-19.3	-21.7	-79.7	-16.3	-15.6

Packaging Boards	-13.0	-6.5	-1.5	-1.9	-2.0	-11.9	-1.2	-1.0

Wood Products	-14.4	-4.0	-6.1	-1.2	-8.7	-20.0	-5.2	-5.3
Wood Supply Europe	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Forest Products	-14.4	-4.0	-6.1	-1.2	-8.7	-20.0	-5.2	-5.3

Other	-5.8	-2.2	-1.1	-1.1	0.0	-4.4	0.0	0.0
Operating Profit	-148.8	-32.1	-28.0	-23.5	-32.4	-116.0	-22.7	-21.9
Restated Operating Profit by Product Area
EUR million	2002	Q1/03	Q2/03	Q3/03	Q4/03	2003	Q1/04	Q2/04
Publication Paper	-762.7	27.7	-14.2	1.6	32.1	47.2	3.0	-9.4
Fine Paper	67.9	69.8	29.7	2.2	-1.6	100.1	7.9	-4.9
Merchants	-24.7	0.9	-1.7	-2.1	-6.0	-8.9	2.9	1.9

Paper	-719.5	98.4	13.8	1.7	24.5	138.4	13.8	-12.4

Packaging Boards	332.3	82.9	64.0	85.5	48.1	280.5	80.9	66.7

Wood Products	30.1	3.0	8.8	-5.9	0.6	6.5	6.2	16.0
Wood Supply Europe	120.5	34.5	33.8	23.0	25.2	116.5	147.0	3.3

Forest Products	150.6	37.5	42.6	17.1	25.8	123.0	153.2	19.3

Other	58.9	-10.8	-16.8	-7.4	-35.5	-70.5	-28.8	-15.1

Operating Profit	-177.7	208.0	103.6	96.9	62.9	471.4	219.1	58.5
Net financial items	-206.2	-81.3	-11.3	-23.4	-121.7	-237.7	-20.3	-26.2
Associated companies	14.6	-0.5	-8.5	-9.0	-5.0	-23.0	-2.3	16.7

Profit Before Tax and Minority Interests	-369.3	126.2	83.8	64.5	-63.8	210.7	196.5	49.0
Income tax expense	128.5	-39.9	-27.4	-21.1	21.4	-67.0	214.6	5.0

Profit after Tax	-240.8	86.3	56.4	43.4	-42.4	143.7	411.1	54.0
Minority interests	0.1	-3.2	-2.3	1.7	-2.0	-5.8	-4.2	-2.1

Net Profit	-240.7	83.1	54.1	45.1	-44.4	137.9	406.9	51.9

16(17)

Stora Enso Shares

Closing Price	Helsinki, EUR		Stockholm, SEK		New York, USD
	Series A	Series R	Series A	Series R	ADRs
April	11.15	11.25	102.50	102.00	13.35
May	10.30	10.50	96.50	96.00	12.92
June	11.05	11.15	103.00	102.00	13.58

Trading Volume	Helsinki		Stockholm		New York
	Series A	Series R	Series A	Series R	ADRs
April	155 729	84 060 074	174 591	22 025 178	1 785 800
May	49 259	57 473 577	117 795	13 787 572	1 270 100
June	42 983	46 318 772	151 007	16 251 098	1 353 800

Total	247 971	187 852 423	443 393	52 063 848	4 409 700

www.storaenso.com

www.storaenso.com/investors

Publication dates for financial information
Interim Review for January – September 2004	27 October 2004
Results for 2004	3 February 2005

Interim Review for January – March 2005	27 April 2005
Interim Review for January – June 2005	27 July 2005
Interim Review for January – September 2005	27 October 2005

Annual General Meeting	22 March 2005

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

17(17)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2004	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel